■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

January 10, 2008

EXECUTIVE SUMMARY

Calendar 2007 was a year of subdued returns for major U.S. financial market indices as powerful headwinds developed in the second half of the year. Spreading problems in the subprime mortgage industry, oil prices rising nearly +60 percent, ongoing weakness in housing and decelerating total corporate profits were dampening factors. It was, however, possible to achieve above-average performance with focused strategies, which was the case for Sit Investment Associates' equity portfolios. With respect to 2008, there is growing speculation regarding a U.S. recession. We're not so sure. Apart from housing and autos, many other sectors of the economy appear to be faring reasonably well. The keys are the consumer sector and job growth, because consumer spending accounts for over 70 percent of total GDP. We forecast the U.S. economy can grow about +2.5 percent this year. Helping the situation is the Federal Reserve, which has already lowered the federal funds rate 100 basis points. In a speech today, Chairman Bernanke said the Fed is prepared "to take substantive additional action as needed to support growth." In fixed income portfolios, we continue to pursue attractive investment opportunities that will outperform in a steepening yield curve environment. As might be expected in an election year, the federal government may also formulate a stimulus package. We are monitoring closely the progress of the election to determine possible impacts on specific industry sectors and taxation preferences overall. Despite lowered forecasts for overall corporate profits, we find equity valuations to be reasonable and the further lowering of interest rates should make them even more attractive. The cycle favoring above-average growth companies should extend further and we are finding attractive investment opportunities. We are not changing sector weightings in portfolios at this time, but will be alert to opportunities as the year progresses, particularly in the beleaguered finance sector. Large capitalization companies outperformed small caps last year, a cycle that could persist for a while longer due to relative valuation and earnings prospects.

2007 Review: modest u.s. equity returns; sit investment performs well

While logging a fifth straight year of positive results in 2007, major U.S. equity benchmarks were generally quite subdued, registering gains in the +5 percent to +6 percent range, as powerful headwinds developed in the second half of the year. Following on the heels of a better than +15 percent increase in 2006, the S&P 500 Index ploughed ahead in the first half of 2007, rising +9.5 percent in price through July 19th. Positive sentiment prevailed, as reflected in the euphoria of the Blackstone Group initial public offering late in June that rallied +13 percent in its first day of trading. Spreading problems in the subprime mortgage industry, however, became the dominant issue in the second half and produced major gyrations in both equity and fixed income markets. From its July 19th peak, the S&P 500 Index fell -9.4 percent through mid August, surged back up +11.3 percent through October 9th, fell down -10.1 percent through November 26th and then rallied again +7.7 percent through December 10th, the day before the FOMC meeting at which the federal funds rate was lowered another 25 basis points. This last Federal Reserve action disappointed investors in terms of magnitude, sending the market spiraling down again in the final days of the year.

In addition to credit concerns, other elements unsettled investor psychology in 2007, including surging commodity prices (oil up roughly +60 percent), a falling U.S. dollar exchange rate, constant headlines chronicling woes in the housing sector, and decelerating corporate profits, especially in the consumer durables and finance sectors, the latter being hit by massive write-offs at companies having subprime exposure. The profit deterioration came early for smaller companies because of their primarily domestic operations focus. As a result, after eight years of outperforming large cap companies, small caps lagged and the Russell 2000 Index had a small negative return for the year. Despite the generally subdued performance of U.S. equities in 2007, the cumulative results of the past five years were very satisfactory, with annualized total returns in solidly double-digit territory, typically ranging between +13 percent and +16 percent as shown in the following table:

The Maturation of A Bull Market Cycle
2003 to 2007
(Total Returns)

	Wilshire 5000	Russell 1000	S&P 500	Russell 2000
2003	31.6%	29.9%	28.7%	47.3%
2004	12.6	11.4	10.9	18.3
2005	6.3	6.3	4.9	4.6
2006	15.9	15.5	15.8	18.4
2007	5.7	5.8	5.5	-1.6
5 yrs 2003-07	**14.1**	**13.4**	**12.8**	**16.3**

Despite the lackluster nature of "headline" stock market returns in 2007, it was possible to achieve above-average performance with focused strategies. The factors most responsible for Sit Investment Associates' favorable 2007 equity performance were, first, strong stock selection scores and, second, favorable industry weightings. Underweighting the finance and consumer durables sectors, together with overweights in technology, health care and energy-related sectors, materially aided performance.

Fixed income markets in 2007 were buffeted with major challenges, many of which stemmed from the subprime mortgage crisis as it rippled through mortgage lenders, banks, bond insurers and brokerage firms. The problems also spread internationally to entities that had acquired special securitized instruments in the search for incremental yield. Compounding the credit problems, uncertainty grew over appropriate Federal Reserve policy when former Fed Chairman Greenspan warned early in the year about the risks of recession while FOMC minutes released on April 11th listed inflation as a predominant concern and that the Committee wasn't ruling out interest rate increases! U.S. Treasury interest rates rose in the first half of the year, but then fell sharply in the second half as growing credit concerns resulted in a flight to quality. The Fed and other central banks undertook a concerted series of actions starting in August to help quell the global credit crisis including three reductions in the federal funds rate amounting to +100 basis points in total, a larger reduction in the discount rate and a variety of measures designed to improve liquidity. For the year, the yield on 2-year U.S. Treasury notes fell 175 basis points to 3.06 percent and the 30-year U.S. Treasury bond yield declined 35 basis points to 4.45 percent (see Exhibit A), resulting in a significant steepening of the yield curve. Winning fixed income strategies in 2007 focused on medium-and longer-term Treasury and agency securities. Corporate and asset-backed securities underperformed.

Within the U.S. stock market, the attributes of companies exhibiting superior 2007 performance displayed the classic characteristics of growth stocks, including rapid earnings growth, high beta, high price-earnings ratios and low dividend yields (see Exhibit B). Other factors that worked well in 2007 included high foreign sales exposure and high returns on equity.

As noted in the previous paragraph, the financial characteristics of stocks that performed well last year were those typically associated with growth companies, thus it was not surprising that the growth style outperformed value in 2007. What was surprising, however, was the magnitude of the differential. As shown in the table below using Russell capitalization-based indices, the 12-month spreads favoring growth over value were a minimum of twelve percentage points. This strong performance for the growth style more than compensated for value's superiority in 2006. The momentum gained by the growth style in recent periods has meant that mid cap and small cap growth have equaled or outperformed their value counterparts over three- and five-year periods and large cap growth has rapidly narrowed the gap.

Growth and Value Stock
Total Returns to 12/31/07

			Annualized	
	3 Mos.	12 Mos.	3 Yrs.	5 Yrs.
Large Cap				
Russell 1000 Growth Index	-0.8%	11.8%	8.7%	12.1%
Russell 1000 Value Index	-5.8	-0.2	9.3	14.6
Mid Cap				
Russell Midcap Growth	-1.7	11.4	11.4	17.9
Russell Midcap Value	-6.0	-1.4	10.1	17.9
Small Cap				
Russell 2000 Growth	-2.1	7.0	8.1	16.5
Russell 2000 Value	-7.3	-9.8	5.3	15.8

As to future trends of growth and value performance, a year ago we observed that the rolling 12-month spread between large capitalization growth and value segments was near the bottom of the cyclical range that had occurred over the past five years and was also close to lows reached in cycles extending back over more than 25 years. Exhibit C is an update of the rolling large cap 12-month growth/value spread and it shows the steady progress that growth has made over the past twelve months. The difference this time is that the performance trend favoring growth has convincingly surpassed the intermediate peaks reached in 2003 and 2005. The current environment of a slowing economy and decelerating overall corporate profits suggest that a sustained period favoring growth may be at hand.

In January 2007, we noted that after eight straight years of outperforming large cap stocks that "small cap stocks may well rest in 2007," and this is exactly what happened. We noted above that the Russell 2000 Index, one measure of small companies, declined –1.6 percent in 2007, thereby underperforming large cap benchmarks meaningfully. Using Ibbotson Associates' methodology that goes back to 1926, the underperformance was even wider. Ibbotson defines large cap as the S&P 500 Index and small cap as Dimensional Fund Advisors' U.S. Micro Cap Fund. The latter fund declined -5.2 percent in 2007, meaning that the spread between large and small caps using their measures was -10.7 percentage points (see Exhibit D). In previous cycles that favored small companies, there have been individual years of underperformance, followed by snapbacks. We attach a low probability to this outcome in the current cycle. Nevertheless, given the diversity of individual companies in the small cap arena, it is always possible to outperform with adroit security selection. This was the case for Sit Investment Associates' small cap strategy in 2007, the strong outperformance of which was over 80 percent due to superior stock selection. In a broader context, market index trends suggest that the cycle favoring large cap companies is likely to continue.

Regarding Russell 3000 Index industry sector performance in 2007 (see Exhibit E), the number of sectors that outperformed continued to broaden, being twelve out of eighteen, and their collective weight increased to 68.1 percent from 60.5 in 2006. This weighting increase was somewhat surprising in that the finance sector, equal to 17.6 percent of the index (down from 22.2 percent a year ago as a result of poor performance) dropped out of the calculation. However, two sectors with large weights of over 9 percent each were added to the outperformers, electronic technology and health technology. The top three performers, industrial services (oil drillers), energy minerals and non-energy minerals all possessed commodity/inflation hedge characteristics. Health care and technology sectors, key building blocks of most growth stock managers, outperformed. Only two out of the previous year's "top five" performers repeated in 2007, non-energy minerals and energy minerals. Consumer durables stocks, which we have consistently underweighted, have been in the doghouse for three straight years, ranking either 17th or 18th. The biggest fall from grace in 2007 occurred in finance, which dropped from sixth place in 2006 to dead last in 2007. Electronic technology and technology services both moved from underperformers in 2006 to outperformers in 2007.

The resurgence in results for technology, in general, stemmed from strong earnings trends, particularly among larger

companies. The NASDAQ 100 Index, which includes 100 of the largest domestic and international stocks listed on the NASDAQ, is dominated by large technology stocks and rose +18.7 percent in 2007. As shown in Exhibit F, nine of the ten most heavily weighted stocks in the NASDAQ Composite Index were technology companies and the top ten companies collectively represented over 73 percent of the +9.8 percent return of the NASDAQ Composite Index in 2007.

The subpar gains in U.S. stock market benchmarks in 2007 meant that the country again ranked relatively poorly in global comparisons, but did improve a bit versus 2006. As shown in Exhibit G, the United States placed 27th out of 33 countries in dollar-based return calculations, up slightly compared to 32nd out of 34 in 2006. Countries showing the biggest relative changes in the year included South Korea, rising from 30th place in 2006 to 8th in 2007, Thailand (33rd to 6th), Sweden, which fell from 7th to 31st, and Ireland (8th to 33rd). Ireland's "Celtic Tiger" economy was impacted by the international liquidity crunch because a large part of its market index is allocated to financials which were hard hit by housing weakness. As was the case in 2005 and 2006, the best-performing region was Latin America, with a gain of +43.6 percent, slightly higher than the previous year's increase of +39.5 percent. The top three foreign markets in 2007 were Brazil (+71 percent), Hong Kong (+45 percent) and Malaysia (+45 percent).

It is our practice at the beginning of each year to examine in detail our prior year's forecasts to determine where we were correct and where we were not. The limitation of such a review is that it focuses on two points in time 12 months apart that often encompass great change. Evolving events, including shifting government policy, elections, large swings in commodity prices, financial market crises and geopolitical flare-ups necessitate ongoing revision of assumptions. Our investment process remains flexible and responds constantly throughout the year as new conditions and opportunities develop. Having noted these caveats, we believe an examination of our year-ago forecasts and the ensuing developments is useful in anticipating, and planning for, the future.

To facilitate our review, Exhibit H is a copy of the executive summary page of our January 10, 2007 Investment Outlook and Strategy review. We have underlined several sentences that referenced our major economic and financial market forecasts for 2007. In general, we considered 2007 to be another year of reasonably successful forecasting of directional change in major elements of the U.S. economy and financial markets. We substantiate this statement with the following observations:

1. With respect to the U.S. economy, we predicted slower real GDP growth in 2007, with a specific forecast of +2.8 percent average annual growth, a reduction of -0.5 percent from 2006's figure of +3.3 percent. Each year in July, the government makes its annual revisions to the national income accounts and, with the stroke of a pen, lowered the 2006 GDP growth rate of +3.3 percent down to +2.9 percent. Our current forecast for 2007 real GDP growth is +2.2 percent, which is -0.7 percent slower than the government's revised figure, quite close to our original forecast of a -0.5 percent deceleration.

Among the details of our economic forecasts, we expected housing to continue to be a drag, but would bottom during the year. While this call appears to have been premature, we would note that real residential spending in the national income accounts, measured year-over-year, remained steady at -16.5 percent for the first, second and third quarters, and housing's negative contribution to real GDP has remained roughly the same over the past four quarters. We expected business spending to remain relatively robust, which it did, and we also forecast that the net export sector would decelerate further (i.e., to become less negative, thereby benefiting real GDP growth). One of the biggest positive stories in 2007 was the strong growth of exports, which allowed net export figures to improve dramatically and effectively offset the weakness in housing.

Among other forecasts, we believed the trade-weighted U.S. dollar exchange rate was likely to show greater weakness in 2007 than 2006 (it did, declining -5.6 percent versus -1.5 percent in the prior year), but movements would be orderly. With respect to inflation, we estimated it would be lower in 2007. Our specific forecast was that the headline Consumer Price Index would average "in the +2-1/2 percent range" in 2007, well down from the +3.2 percent recorded in 2006. We correctly forecast that the CPI would accelerate sharply in the final quarter of last year, but the full-year average will be closer to +2.9 percent, higher than our estimate. We did not contemplate that the price of crude oil would rise nearly +60 percent during the year.

2. As 2007 began, we stated that the Federal Reserve was likely to begin reducing interest rates in the second half of the year and fixed income portfolios were moved to a more neutral duration position versus benchmarks to take advantage of the eventual decline in short-term interest rates and a steepening yield curve. The Fed did begin to reduce interest rates in the second half of 2007 and the yield curve did steepen (U.S. Treasury 2-year note yields fell -175 basis points versus -35 basis points for 30-year bonds), but the pathway to these ultimate results was far more volatile than we had expected. In the body of our January 2007 monetary policy commentary we noted the implications of interest rate resets on adjustable rate mortgages that could possibly lead to an increase in yields on these securities. In each subsequent month, we monitored events in the mortgage sector, noting in April that we had "held a negative outlook on the subprime mortgage market for the past two years in conjunction with a broad-based negative outlook on the housing market overall and that our direct exposure to the sector was negligible."

While the Federal Reserve did lower interest rates in the second half of 2007, the steps in the process were often dramatic and influenced by market forces. They began on August 17th with an intermeeting action to lower the discount rate, the interest rate the Fed charges member banks to borrow short-term funds directly from a Federal Reserve Bank, by 50 basis points. The Fed's move to cut the discount rate was aimed at restoring liquidity and basic market function that had dried up with the tighter credit resulting from the subprime

mortgage crisis. This action was followed a month later, September 18th, with further 50 basis point cuts in both the federal funds and discount rates, which were influenced by growing uncertainty surrounding the economic outlook. Two additional interest rate cuts were made by the Fed in late October and December, bringing the cumulative reduction in federal funds to 100 basis points over the space of three months. Evidencing the seriousness of the liquidity shortage around the world, other central banks joined together to make massive infusions of liquidity available and, in the U.S. a term auction facility (TAF) was created to offer credit to commercial banks in twice-monthly auctions.

In summary, our conclusions regarding likely Federal Reserve action in 2007 and the reshaping of the yield curve were correct, but the reduction in liquidity and investor disdain for asset-backed securities were beyond expectations.

3. In discussing our favorable outlook for the U.S. equity market in 2007, we cited attractive valuation, the likelihood of positive (but decelerating) profit gains, prospects for lower interest rates, slower inflation (which would allow price-earnings ratios to move higher) and ample liquidity in various forms that would be a supportive element for equity markets. We specifically noted the increased appeal of above-average earnings growth companies in a period of decelerating overall corporate profits. We also stated small cap stocks could well rest in 2007, which they did. Among risks in the outlook, we listed three items: (1) a significant geopolitical event, (2) an unexpected upsurge in oil prices, and (3) greater spillover effects from the housing slowdown. The principal sector overweights in domestic portfolios we made were in technology (both hardware and services) and health care, while the largest underweights were in consumer durables, commercial services and finance. All of these weighting decisions proved to be directionally correct and helped to produce above-average results versus benchmarks across all equity strategies during 2007.

CURRENT CONDITIONS: recession talk grows

Despite the hearty strength of U.S. real GDP growth in the third quarter of 2007, which was confirmed at +4.9 percent in the government's final estimate, and the likelihood that the fourth quarter growth, albeit much slower, was still respectably positive, recession sirens have been warning and economists are on full alert. Economic reports in the last ten days exhibiting weaker manufacturing activity and job growth have given support to the voices warning of recession. They include well-known pundits. In May of 2007, former Fed Chairman Alan Greenspan proclaimed the odds of recession at one in three, and the Bank Credit Analyst magazine currently places the odds of recession at 30 percent (Exhibit I). Former Treasury Secretary Larry Summers believes the odds of recession are 50 percent, and William H. Gross, founder of Pacific Investment Management Company (PIMCO), bets the economy probably began a recession in December. We're not so sure; partly because there are various definitions of recession. One of these

states that a recession is at least two successive quarters of negative real GDP growth. Another definition is the "official" National Bureau of Economic Research (NBER) determination that "a recession is a significant decline in economic activity spread across the economy, lasting more than a few months, normally visible in real GDP, real income, employment, industrial production, and wholesale-retail sales." Most, but not all, of the NBER-defined recessions incorporated two successive quarters of negative real GDP growth. The mild 2001 recession did not. The average length of NBER-defined recessions since World War II has been a little over 10 months and the last two were slightly shorter at 8 months.

Contributions to Percent Change In U.S. Real GDP

	4Q06 Rev.	1Q07 Rev.	2Q07 Final	3Q07 Final
Personal Cons. Exps.	2.68%	2.56%	1.00%	2.01%
Nonresid. Fixed Invs.	-0.15	0.22	1.12	0.96
Residential Invs.	-1.04	-0.93	-0.62	-1.08
Inventory Change	-1.31	-0.65	0.22	0.89
Net Exports	1.25	-0.51	1.32	1.38
Government	0.66	-0.09	0.79	0.74
Total GDP Growth	2.09%	0.60%	3.82%	4.91%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Part of our belief that a full-blown recession is unlikely is that, excluding housing and consumer durables, there is still considerable momentum in the economy. As shown in Exhibit J, ex-housing and autos, the year-over-year growth in the remainder of the economy (over 90 percent) was a robust +4.0 percent in the third quarter. Given the reality that residential investment, because it has already contracted so much, will have a smaller impact on GDP and will at some point turn up, its major damage to GDP growth has already been done. As shown in the table above, this phenomenon began to occur in 2007 with housing's negative contribution to real GDP growth becoming smaller in the first and second quarters, only to fade again in the third. Even so, it was not sufficiently large to prevent total GDP from accelerating to +4.9 percent growth in 3Q07 because other sectors, particularly consumer spending and inventories, contributed favorable momentum.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. 2007 Proj.	8378.90	3.0%	8395.66	3.3%
Nov. 2007 Act.	8378.90		8378.90	
Oct. 2007 Act.	8333.40		8333.40	
Sept. 2007 Act.	8326.40	2.8%	8326.40	2.8%
Aug. 2007 Act.	8308.40		8308.40	
July 2007 Act.	8272.00		8272.00	
June 2007 Act.	8250.20	1.4%	8250.20	1.4%
May 2007 Act.	8244.30		8244.30	
Apr. 2007 Act.	8238.50		8238.50	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

The keystone of our more optimistic reading on U.S. business activity is the consumer, by far the largest component of the entire economy. Only a few weeks ago, observers were stunned by the strength of November retail sales and personal consumption expenditures (PCE), which were well ahead of expectations. As shown in the table above, if December 2007

real PCE were flat with November's, quarterly annualized PCE growth for the full fourth quarter was +3.0 percent, in line with the pace of the past two years. If real PCE actually declined -0.3 percent in December (which is certainly possible, because November was so strong), the fourth quarter PCE growth rate drops to +2.6 percent, still quite satisfactory. With PCE accounting for over 70 percent of total GDP, this single sector will contribute as much as 1.8 percentage points to 4Q07 real GDP when it is reported by the government on January 30th.

The key underpinning for consumer spending to be maintained is that employment trends must remain positive. In this regard, the December payroll report, which showed job growth of 18,000 versus expectations of 50,000 greater, was a definite disappointment because it was also coupled with a 0.3 percent increase in the unemployment rate to 5.0 percent. Keen observers note that the rising unemployment rate, which bottomed at 4.4 percent in March 2007, is tracking on the same path that led to nine prior recessions (Exhibit K). While a recession is certainly possible, we note that the current unemployment trend is tracking lower than the median of the previous nine recessions. Furthermore, U.S. real GDP growth was +3.6 percent in 2004 when unemployment averaged 5.5 percent, and GDP growth was +3.1 percent in 2005 when unemployment averaged 5.1 percent. The key determinant dictating whether the economy slips into recession is employment growth. International Strategy & Investment's (ISI) econometric model of U.S. payrolls growth (based on interest rates, oil, consumer net worth and mortgage equity withdrawals) forecasts that job gains of roughly +0.5 percent year over year can be maintained (Exhibit L). If achieved, modest economic growth overall can be sustained without a recession. We also believe consumer spending growth of approximately +2.5 percent is achievable in 2008. We are encouraged that the Federal Reserve has already lowered interest rates 100 basis points to facilitate growth and bring stability to the housing and financial markets, and we believe the central bank is likely to do more in coming months.

The second data release that rattled markets in the early days of January was the Institute for Supply Management's (ISM) Manufacturing Index, which fell below 50 (the dividing line between growth and contraction), following ten consecutive months of expansion. More worrisome, ISM's new orders index dropped by nearly 7 points to 45.7. Notwithstanding these headlines, included in the body of the ISM report was the statement that "if the PMI for December is annualized, it corresponds to a +1.8 percent increase in real GDP annually." As shown in Exhibit M, there have been three times in the past 12 years when the ISM Index has been weaker than the current reading and it did not result in recession (1995, 1998 and 2003). We interpret the latest surprisingly low reading to be conducive to further Federal Reserve easing.

In a separate report two days later, the ISM reported that its index for non-manufacturing activity for December came in at 53.9 percent, little changed from November's reading of 54.1 percent and indicative that the service part of the economy continues to be expansionary. For perspective, the Department of Labor estimates that employment in service-producing industries is nearly five times that in goods-producing industries. Non-residential fixed investment has been one of the steady sources powering above-average growth in the economy in recent years. The ISM data suggest some diminution in the rate of business

spending going forward, but we still expect it to be one of the more positive elements influencing the economy in 2008.

One component of GDP that has been a star performer of late has been the net export sector, the year-over-year growth of which was +15.9 percent in 3Q07 (see Exhibit J). Rising strength of exports, which have added more to GDP growth than at any other time in the past ten years, coupled with decelerating imports, have produced the startling net positive contribution to overall growth (Exhibit N). Due to decelerating activity in major foreign economies in 2008, it is logical that export growth will slow in the current year, but growth of imports could also ease further if pressures on consumers persist. We believe that the trade sector of the economy will continue to be additive to growth in 2008, but somewhat less than in 2007.

One of the reasons for the country's surging exports has been the weakening of the U.S. dollar exchange rate, which in 2007 fell, on average, -5.6 percent against the Federal Reserve's major currency index (see Exhibit O). Monthly year-over-year rates of change in the Index bottomed at -11.4 percent in November, the largest amount since early 2004, a year in which the dollar fell -8.2 percent. We do not believe the decline in the dollar exchange rate in 2008 will be as pronounced as it was last year, as weakness in growth spreads to other countries of the world.

With respect to domestic inflation, the non-seasonally adjusted Consumer Price Index for All Urban Consumers increased +0.6 percent in November, which was +4.3 percent higher than a year ago. A major culprit among the contributing factors was energy, which accounts for nearly nine percent of the index, and which rose +21.4 percent year on year. As shown in the adjacent table, the Core Index gained +2.3 percent year over year. On average, the 2007 Consumer Price Index gain, even though it was lower than in 2006, was slightly greater than we expected at just under +3 percent. For 2008, we believe the CPI could average slightly higher than +3 percent, with faster rates in the first half.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2006	6.2%	6.2%	4.3%	2.6%
September 2006	0.0	3.1	2.1	2.9
December 2006	-2.2	-1.1	2.5	2.6
March 2007	7.0	2.4	2.8	2.5
April 2007	8.4	4.8	2.6	2.3
May 2007	8.7	6.4	2.7	**2.2**
June 2007	5.8	6.5	2.7	**2.2**
July 2007	3.1	5.8	2.4	**2.2**
August 2007	-0.1	4.3	**2.0**	**2.1**
September 2007	0.3	3.1	**2.8**	**2.1**
October 2007	1.2	2.2	**3.5**	**2.2**
November 2007	4.3	2.1	**4.3**	**2.3**

In terms of other inflation measures, the core Personal Consumption Expenditures (PCE) price index, the Federal Reserve's preferred inflation gauge, rose +0.2 percent in November, which translated into a +2.2 percent year-over-year gain. This is now outside the Fed's comfort zone of +1 percent to +2 percent. We believe the PCE core index is likely to exceed the +2 percent upper bound over the next few months, creating a

dilemma for the Federal Reserve regarding how quickly it can lower interest rates.

In summary, while we acknowledge rising odds of recession, our outlook for the economy remains somewhat more optimistic than the consensus based on strong rates of growth in sectors outside the cyclically-challenged areas of housing and autos. We believe housing will show signs of bottoming in 2008. For recession to be avoided, consumer spending must stay healthy, which requires job growth to continue. We believe the economy can grow in the +2.5 percent range in 2008, up slightly from 2007, but still subpar. Sources of strength should continue to be the business sector and net exports, the latter assisted by a relatively weak U.S. dollar exchange rate, which is likely to decline at a slower pace than in 2007. We forecast headline consumer price inflation will average slightly over +3 percent, up a bit over last year and enough to remain a priority in the eyes of the Federal Reserve. Our key economic and interest rate assumptions are summarized in Exhibit P.

MONETARY POLICY AND FIXED INCOME STRATEGY: fed stands as first line of defense against recession

On pages 6 and 7 above, we chronicled the extraordinary series of steps that the Federal Reserve undertook in 2007 to deal with evolving problems flowing from the subprime mortgage crisis that reverberated around the world. Part of the program was to lower interest rates, which began on August 17th with a 50 basis point reduction in the discount rate. It then proceeded to lower both the federal funds rate and the discount rate by a total of 100 basis points in decisions made at each of the succeeding three FOMC meetings. The result of these efforts was to produce a marked steepening of the yield curve, as shown in the following table:

U.S. Treasury Interest Rates

Issue	Yield 12/31/06	Yield 12/31/07	Change in Basis Points
13-wk. T-bills	4.89%	3.17%	-172 b.p.
2-year note	4.81	3.06	-175
5-year note	4.69	3.44	-125
10-year note	4.69	4.03	-66
30-year bond	4.80	4.45	-35

Despite the material lowering of rates by the central bank, the federal funds rate still remains at 4.25 percent. In recessionary times, the core-inflation-adjusted funds rate typically drops to zero or below (see Exhibit Q). Based on history, if a recession does materialize, the fed funds rate could go as low as 2 percent. Because of the fragility of the economy and financial markets, we believe the Fed is likely to risk the consequences of higher inflation and will continue to reduce interest rates (to as low as 3.0 percent on federal funds) in coming FOMC meetings. As part of its overall program to re-establish investor confidence, the Fed will also continue to improve liquidity by extending the Term Auction Facility as long as it is required (Exhibit R). Our forecasts for U.S. Treasury interest rates are contained in Exhibit S.

Regarding recent trends in fixed income markets, Treasury yields rose modestly during December despite the continuation of illiquid conditions within the bond market that persisted through year end. Investor preference for high quality assets

continued to create a market environment characterized by yields on government bonds being well below levels available from riskier asset classes. Specifically, the 2-year maturity U.S. Treasury ended at a yield of 3.06 percent, approximately 0.05 percent higher than when it began the month. The 30-year U.S. Treasury ended the year at a yield of 4.45 percent, approximately 0.07 percent higher than end November. The Lehman Aggregate Bond Index provided investors with slightly positive returns during December, as modest price depreciation was more than offset by income. The mortgage-backed sector was the best-performing sector, providing modestly positive absolute returns primarily due to strong income generation. The corporate sector was the second best performer during the month, despite modest widening in credit spreads. The U.S. Treasury sector followed, also providing only small positive returns. The asset-backed sector performed worst, as considerable illiquidity within asset-backed securities markets, combined with growing uncertainty surrounding securities backed by subprime mortgages, caused valuations within this sector to continue to decline.

Total Returns To 12/31/07

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Lehman Index				
Aggregate	0.3%	3.0%	5.9%	7.0%
Treasury	0.1	4.0	7.9	9.0
Agency	0.5	3.2	6.5	7.9
Corporate	0.2	2.0	3.8	4.6
CMBS	1.3	2.3	5.1	5.6
Asset-Backed	-0.4	-0.8	0.6	2.2
Mortgage Pass-Through	0.3	3.1	5.8	6.9
5-Year Treasury	0.1	4.6	9.0	10.3

Despite the considerable illiquidity within fixed income markets during December, several positive events occurred. Concerns surrounding the adequacy of capitalization of a number of financial service companies were resolved during the month, with a number of banks and insurance companies raising substantial amounts of capital from sophisticated investors. Risk premiums that had increased dramatically for even relatively safe short-term loans also began to normalize due to the Federal Reserve's Term Auction Facility (TAF), within which the Fed auctioned collateralized loans to the general market at below-market rates. Looking forward, we expect the Fed to continue to lower the fed funds rate at least though the first half of 2008. The target fed funds rate is currently 4.25 percent and we expect the rate to be close to 3.0 percent by mid-year. We also expect economic growth to slow, but we are currently not forecasting a recession. We continue to pursue attractive investment opportunities that will outperform in a steepening yield curve environment.

The municipal yield curve continued its steepening trend in December as shorter term yields declined further while longer term yields rose slightly. The Bond Buyer 40-Bond Index yield rose five basis points during the month to 4.84 percent, to end the quarter and the year, 4 and 23 basis points higher, respectively. During the year, long term, high investment grade municipal yields, as reflected in the Bond Buyer Index, ranged between a low of 4.51 percent on February 27th and a high of 5.07 percent on August 24th. Not surprisingly, the municipal yield curve, which remained positively sloping as the Treasury yield curve inverted, steepened less than the Treasury curve as the Fed shifted course mid-year, giving back some of the municipal sector's outperformance of prior years. Yields on 30-

year maturity high-grade municipals were approximately 138 basis points higher than yields on comparable quality 2-year maturity municipals at year end, compared with 63 basis points at the beginning of the year and almost 300 basis points when the Fed began tightening 3-1/2 years ago. The yield differential for comparable maturity Treasury bonds was approximately the same as for municipals at year end, compared to a flat yield curve at the beginning of the year and a 260 basis point differential in June 2004.

Relative yield comparisons of municipals to Treasury securities continued to cheapen, reaching extreme valuation levels at the end of December. Municipal valuations appear very attractive compared to Treasury securities from a longer term perspective, and absolute yields on longer maturity, high grade municipals actually exceeded that of long Treasuries for much of the fourth quarter before considering any adjustments for taxes. Credit risk considerations aside, relative yield comparisons to corporates appear less compelling.

Also contributing to relative underperformance of the municipal market during the year was the continued flight to quality by investors, as the exposure to potential losses in sub-prime loans and CDOs was found to be deeper and more widespread as the year progressed. The preference for quality led to outflows from high yield municipal funds which exacerbated the yield spread widening for lower rated credits during the year, and continued demand from insurance companies and other institutional buyers was insufficient to offset the outflows. Calendar 2007 posted record municipal new issuance of $427 billion, despite a slower pace of activity in the second half of the year.

Total Returns To 12/31/07

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	0.3%	1.4%	3.2%	3.4%
5-Year Municipal	0.4	1.9	4.5	5.2
Revenue	0.0	0.8	1.6	1.7
Electric	0.3	0.9	2.3	2.3
Hospital	-0.8	-0.3	0.4	0.2
Housing	-0.6	0.1	1.3	1.1
IDR/PCR	0.2	-0.5	-4.9	-4.1
Transportation	-0.0	1.3	3.1	3.4
Education	0.3	1.7	3.5	3.3
Water/Sewer	0.5	1.9	4.0	3.9
Resource Recovery	0.0	0.7	1.4	2.3
Leasing	0.2	1.2	3.0	3.4
Special Tax	0.2	1.3	3.3	3.3
General Obligation	0.4	1.6	3.9	4.1
Prerefunded	0.5	2.0	4.3	5.1
Insured	0.3	1.4	3.4	3.3
Lehman Muni AAA	0.4	1.6	3.7	3.8
Lehman Muni AA	0.3	1.6	3.5	3.5
Lehman Muni A	0.1	0.7	2.5	2.7
Lehman Muni BBB	-0.6	-1.1	-3.6	-2.7

Credit concerns and uncertainty in the marketplace have caused longer maturity and lower rated municipal issues to experience the most price weakness in recent months, despite the low historical default rates for municipals and underlying ratings generally remaining stable. Intermediate maturity bonds posted the best municipal returns for the month, quarter and year to date as the yield curve steepened. Higher rated credits also continued to outperform lower rated credits, although the Lehman Insured Municipal Index (AAA average rating) continued to lag the Lehman AA Municipal Index, reflecting

concern surrounding bond insurers. General obligation issues and pre-refunded bonds also continued to outperform revenue bond issues. Among revenue bonds, the increase in yields, combined with yield spread widening, has resulted in significant duration extension of the lower rated sectors, compounding their underperformance in recent months. The higher rated housing sector was also hurt by its longer duration. Municipals did recoup some ground in performance versus Treasuries in December, suggesting that investors might be finding attractive opportunities in available yields.

Concern surrounding the financial strength of the monoline bond insurers grew in December as more rigorous stress testing on subprime and CDO exposure by the major ratings agencies increased loan loss expectations which, if realized, would result in capital shortfalls. American Capital Access (ACA), the lowest-rated bond insurer, made headlines when it lost its investment grade rating when it was downgraded on December 19th by Standard and Poor's Corporation from A to CCC. Several of the higher rated, major bond insurers (Ambac, CIFG, FGIC, MBIA and XLCA) are currently at risk to lose their AAA ratings unless they meet requirements to shore up their capital (which they are seeking to do). Only Assured Guaranty (AAA), FSA (AAA) and Radian (AA) currently have stable outlooks. Warren Buffett also made headlines in December, announcing that that he would be entering the municipal bond insurance business with the formation of Berkshire Hathaway Assurance Corp. We believe that municipals are very cheaply valued relative to other fixed income sectors from a longer term perspective and provide investors with an attractive risk/reward profile. In addition, the widening of municipal credit spreads and disruption in the insured bond market have created dislocations in selected sectors and securities with stable credit outlooks that are providing attractive opportunities to increase yields in portfolios.

FISCAL POLICY: stimulus package may be in the works

In this intensely political year, the pressure to "do something' in the face of a slowing economy has become irresistible for elected representatives. Local governments, which rely heavily on property taxes, have been particularly squeezed. At the state level, surveys of sales and income tax receipts have been trending down for some time. The loss of taxes and fees from the previously booming housing market are one reason.

The state of California is a specific example. To deal with a yawning budget gap of $14 billion, Governor Schwarzenegger proposed a constitutional amendment in his recent State of the State address that would give him more power to cut the state budget. A fiscal emergency may be declared to bring the Democratic-controlled legislature into session. Since the problems appear to be a case of spending growth exceeding receipts, especially as the housing boom faded, one of the Governor's proposals is to cap annual spending at levels based on the previous decade's. The amendment would also include automatic midyear spending cuts of 2 percent to 5 percent if state revenues started to fall short of projections. The Governor's political problems have multiplied as he sided with Democrats in pushing a massive $14 billion health care proposal to cover California's 6.5 million uninsured. The reality of +7.3 percent automatic

spending increases while revenues are remaining flat simply doesn't work arithmetically and solutions must be found.

At the federal level, fears of recession in an election year have politicians scurrying. Lawrence H. Summers, the former Treasury secretary under President Bill Clinton, and a key advisor to House Speaker Nancy Pelosi, has promoted a "timely, targeted and temporary" $50 billion to $75 billion fiscal stimulus package to be implemented as soon as possible. Writing in a recent *Financial Times* article, Secretary Summers thought the package must be implemented by the middle of the year and include tax changes and benefits of immediate effect. Targeted means the measures should favor taxpayers with low incomes. By temporary, he means the measures should be short term in spending impact to prevent future deficits from rising. Specific measures he advocates include $500 payments or reduction of payroll taxes, combined with increases in unemployment insurance benefits and/or food stamps. He calculates the proposed package would provide a one percent boost to GDP over his estimated two to three months of implementation. Other items included on Democratic wish lists include restoration of the $1,000 per child tax credit to many low income families that currently do not qualify, as well as health insurance for the unemployed.

Increasingly, President Bush has come to recognize growing risks of the slowing economy, but his programs to address the situation would be different. In a speech in Chicago on January 7th, he conceded that the nation faces economic challenges due to high oil prices, problems in the housing sector and slowing job growth. He is consulting with his team of economic advisers, and, from a timing perspective, it would be logical for him to discuss specifics in his State of the Union address on January 28th. Making his previous tax cuts permanent will be a component of any overall stimulus plan that he devises. A temporary tax cut combined with a tax rebate (similar to the 2001 tax rebate) may also be in the mix. Also, tax breaks such as bonus depreciation targeted to all businesses to encourage the purchase of new equipment have been used in the past.

In terms of the ability of any of these programs to prevent a recession, the prospects are not favorable. The last two recessions lasted only 8 months and it is quite unlikely Congress could agree on a package in that span of time, let alone have it put into action. The lag effects are simply too great. This will not, however, prevent politicians from trying, and the rhetoric will be testy as both parties try to use the stimulus debate to highlight differences instead of reaching compromise. Partisan advantage will be the goal in the stimulus fight. In the meantime, the heavy lifting, as far as preventing recession is concerned, will be done by the Federal Reserve.

Against this backdrop of possible additional spending, the current year's federal budget is off to a difficult start. As shown in Exhibit T, the federal deficit worsened by $31 billion in the first two months of the fiscal year that began October 1, 2007. A slight improvement occurred in December, meaning the first quarter's deficit increased roughly $27 billion. The reasons for the increase are elementary, outlays rose by +9 percent while receipts increased a smaller +6 percent. Compared to the $163 billion deficit recorded in fiscal 2007, we forecast the current year's red ink will be in the $200 billion to $210 billion range. It is a year that demands intense scrutiny because of the weakening economic fabric and the certainty that the elongated U.S. election process will be a tempting platform for battling politicians.

EQUITY INVESTMENT STRATEGY: the cycle favoring growth appears on track

Despite a challenging start for U.S. equity markets in the early days of January, we maintain the view that there are attractive opportunities available for those with the patience, discipline and persistence to pursue them.

1. While overall corporate profits are declining, the outlook in sectors away from the beleaguered housing and financial groups appears reasonably solid. One calculation by Standard & Poor's late in December showed that while fourth quarter 2007 operating profits for all companies in the S&P 500 Index were estimated to decline -7.7 percent from a year ago, excluding the finance sector the profits of other companies were estimated to rise +11.6 percent. Profits in the energy sector, for example, have been estimated to rise +20 percent, those in the technology sector more than +20 percent, health care in the mid teens, etc. The selection pool has narrowed, to be sure, but opportunity exists.

2. Even taking into account lowered earnings forecasts, valuation levels are not excessive, particularly in the context of interest rates likely to move lower. Consensus earnings estimates for the "market" are being reassessed, but they still remain too high in our judgment. Our S&P 500 Index operating earnings estimate of $90 for 2008 is lower than "street" estimates by as much as $10. As shown in the adjacent table, our calculation of the S&P 500 price-earnings ratio at the end of 2007 is 16.3 times, lower than three years ago and within one multiple point of the prior two years. With the -4 percent correction in stock prices in early January, the S&P 500 multiple has dropped to 15.7 times. Multiples for Sit Investment Associates' principal domestic equity strategies are all lower than three years ago. Exhibit U places the S&P 500 price-earnings multiple in historical context.

Attractive Valuations On 2007 E.P.S.

Median P/E On Next Year's Earnings	12/31/04 (2005 Earns.)	12/31/05 (2006 earns.)	12/31/06 (2007 earns.)	12/31/07 (2008 earns.)
Sit Large Cap	19.7x	16.7x	16.7x	16.7x
Sit Mid Cap	22.2	20.8	19.7	18.7
Sit Small Cap	22.3	20.1	18.5	20.6
S&P 500	17.0	15.9	15.4	16.3
Avg. P/E to 5-Yr. Growth Rate				
Sit Large Cap	1.4x	1.3x	1.3x	1.3x
Sit Mid Cap	1.4	1.3	1.3	1.4
Sit Small Cap	1.3	1.3	1.3	1.5
S&P 500	2.1	1.9	2.0	2.0

3. Regarding interest rates, the Federal Reserve has already begun reducing rates to improve the functioning of the financial markets, bolster prospects for the housing industry and help stimulate the economy. This is usually a favorable environment for equities, which are already very attractively priced based on comparing the earnings yield of the S&P 500 Index and 10-year U.S. Treasury yields (see Exhibit V). As noted previously, our forecast is for further easing of monetary policy by the Federal

Reserve. In a speech on January 10th, support for this view was provided by the Chairman who said that, based on the FOMC's ongoing evaluation of incoming data, "we stand ready to take substantive additional action as needed to support growth and to provide adequate insurance against downside risks." The use of the word "substantial" was carefully planned, in our judgment.

4. With respect to inflation as a threat, while our forecast of above +3 percent is concerning, especially if it is rising, our belief is that it will be reasonably well contained, particularly with slower growth in the economy. Historically, price-earnings ratios of greater than 17x have correlated with inflation in the +2 to +4 percent range. We do not require price-earnings ratio expansion for equity returns to be satisfactory in 2008.

5. The outlook for above-average growth companies continues to appear attractive. As shown in Exhibit C, normal periods favoring the growth style have typically lasted three years or more and the current cycle appears to be in its early stages after a long period of underperformance. The current environment of generally weak corporate profits enhances the relative appeal of more predictable and above-average growth companies. Exhibit W illustrates the current attractiveness of the growth style.

6. A potential risk in the outlook is the outcome of the November elections. The elongated U.S. election process will ultimately conclude. If an all-Democratic government is the decision, changes in taxes are likely, including increased rates on dividends, capital gains, estates and personal income. Health care is a large sector of the economy also likely to be impacted. We will continue to monitor significant proposed changes as they relate to sectors in which investments are held.

   Exhibit X shows Sit Investment Associates' current sector over- and under-weightings in domestic equity strategies. Principal overweights are in technology, health care, energy and communications. Underweightings are being maintained in consumer related sectors, utilities and, particularly, finance. We are monitoring the finance sector closely and evaluating opportunities for increasing weightings in the group as the year unfolds.

7. Smaller companies underperformed large ones in 2007, and this could continue for a while longer due to weaker relative profit momentum. Nevertheless, the wide array of investment choices in the small cap arena will continue to provide attractive opportunities, as was the case in 2008.

The year 2008 will present significant challenges to investors related to the economic outlook, government efforts to curtail recessionary pressures, the elections and potential geopolitical events. The financial characteristics of Sit Investment Associates' equity strategies contained in Exhibit Y appear relatively attractive, and are the basis of our optimistic outlook for the year ahead.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	12/31/07	9/30/07	06/30/07	12/31/06	12/31/05	Three Months	Six Months	Twelve Months	24 Months
Dow Jones Industrials	13264.82	13895.63	13408.62	12463.15	10717.50	-4.5%	-1.1%	+6.4%	+2.3%
S&P 500	1468.36	1526.74	1503.35	1418.30	1248.29	-3.8	-2.3	+3.5	+17.6
NASDAQ OTC Composite	2652.28	2701.50	2603.23	2415.29	2205.32	-1.8	+1.9	+9.8	+20.3
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	3.06	3.99	4.87	4.81	4.39	-93 b.p.	-181 b.p.	-175 b.p.	-133 b.p.
5-Year Notes	3.44	4.25	4.93	4.69	4.35	-81	-149	-125	-91
10-Year Notes	4.03	4.59	5.03	4.69	4.39	-56	-100	-66	-36
30-Year Bonds	4.45	4.84	5.12	4.80	4.53	-39	-67	-35	-8
AA INDUSTRIAL									
Intermediate Maturity	5.43	5.79	5.78	5.37	5.06	-36	-35	+6	+37
Long Maturity	6.20	6.39	6.20	5.76	5.58	-19	--	+44	+62
MORTGAGES									
Current Coupon GNMA (5.50%)	5.40	5.90	6.12	5.63	5.43	-50	-72	-23	-3
MUNICIPALS									
Bond Buyer 40-Bond Index	4.84	4.80	4.83	4.61	4.77	+4	+1	+23	+7
SHORT TERM									
Fed Funds	3.93	4.78	5.26	5.21	4.18	-85	-133	-128	-25
Primary Discount Rate *	4.75	5.25	6.25	6.25	5.25	-50	-150	-150	-50
Prime Rate	7.25	7.75	8.25	8.25	7.25	-50	-100	-100	--
13-week Treas. Bills-Disc.	3.17	3.78	4.68	4.89	3.99	-61	-151	-172	-82

* Primary Credit Discount Rate; effective 1/9/03.

E-12/07
pp-107T.doc

G:\Support\Exhibits\E-12/07

Exhibit B

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2004 to December 31, 2005			December 31, 2005 to December 31, 2006			December 31, 2006 to December 31, 2007			September 30, 2007 to December 31, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	7.4	16.2	3.9	2.7	7.3	4.7	20.9	20.6	10.5	1.2	-0.5	-2.3
Quintile 2	3.2	14.1	4.3	11.4	8.6	14.4	2.4	9.1	5.6	-7.2	-3.1	-3.0
Quintile 3	4.6	14.1	5.6	17.2	17.5	20.8	1.1	6.4	-2.1	-1.1	-2.1	-4.7
Quintile 4	5.7	7.3	5.0	16.6	17.1	20.9	1.0	-3.8	-8.0	-4.3	-6.6	-6.8
Quintile 5 (Lowest)	4.6	12.5	3.1	29.8	26.4	24.9	5.6	-3.6	-11.1	-5.2	-5.7	-6.9
BETA SECTORS												
Quintile 1 (Highest)	-2.3	9.1	-1.1	12.8	9.1	16.3	2.2	15.3	3.5	-11.1	-2.2	-5.2
Quintile 2	11.5	12.9	5.0	14.2	14.2	18.3	11.7	10.6	2.6	-1.2	-3.0	-4.3
Quintile 3	6.0	13.1	7.6	19.0	20.5	21.1	4.9	0.5	-1.8	-3.3	-5.5	-4.0
Quintile 4	2.0	10.8	3.7	15.9	17.6	16.8	4.4	2.5	-5.3	-1.7	-1.9	-5.1
Quintile 5 (Lowest)	6.5	13.7	4.6	13.3	12.4	18.1	4.7	0.5	-7.6	-0.8	-5.4	-4.9
P/E SECTORS												
Quintile 1 (Highest)	-1.4	7.4	3.4	2.4	7.6	8.7	11.6	8.7	6.8	0.8	-2.7	-1.0
Quintile 2	0.7	11.7	-0.1	10.7	14.3	14.1	5.6	9.8	5.6	-3.4	1.4	-1.3
Quintile 3	5.5	12.2	5.1	16.6	17.7	19.9	14.0	7.9	-0.4	2.3	-1.0	-3.8
Quintile 4	10.8	15.3	11.0	18.8	21.2	25.6	8.8	1.7	-8.4	-2.0	-6.2	-8.0
Quintile 5 (Lowest)	8.9	17.2	8.6	23.9	16.8	25.0	-6.9	0.6	-10.5	-11.4	-8.7	-10.1
No Earnings	-26.3	0.0	-6.7	-3.3	-5.3	14.7	-9.1	-9.5	-6.1	-17.2	-17.8	-4.9
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	2.0	9.1	0.8	24.2	26.4	26.9	-5.1	-5.0	-16.7	-9.7	-8.3	-9.3
Quintile 2	5.9	12.0	6.2	19.8	16.2	19.6	8.8	-0.6	-11.9	-2.1	-5.8	-5.4
Quintile 3	6.8	17.9	6.3	14.7	16.7	17.0	13.2	9.6	-4.4	1.5	-1.1	-8.0
Quintile 4	5.5	12.2	5.0	8.9	5.9	18.0	3.8	11.2	1.0	-2.5	1.8	-3.4
Quintile 5 (Lowest)	10.5	-24.3	14.5	8.4	10.6	17.4	10.3	10.4	3.6	-3.7	-4.0	-3.3
UNIVERSE	4.9	12.6	4.6	15.8	15.3	18.3	5.6	5.6	-1.6	-3.3	-3.5	-4.6

Source: FactSet Research Systems, January 7, 2008

Exhibit C

■ Sit Investment Associates ■

Relative Performance of Growth versus Value Suggests That a New Cycle Favoring Growth Is At Hand

Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through December 31, 2007



50%
40%
30%
20%
10%
.0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/07

Exhibit D

■ Sit Investment Associates ■

Historical Periods of Small Company Stock Outperformance

Year	Common Stocks	Small Co. Stocks	Small vs. Common
1932	-8.2 %	-5.4 %	+2.8 %
1933	54.0	+142.9	+88.9
1934	-1.4	24.2	+25.6
1935	47.7	40.2	-7.5
1936	33.9	64.8	+30.9
1937	-35.0	-58.0	-23.0
1938	31.1	32.8	+1.7
1939	-0.4	0.3	+0.7
1940	-9.8	-5.2	+4.6
1941	-11.6	-9.0	+2.6
1942	20.3	44.5	+24.2
1943	25.9	88.4	+62.5
1944	19.8	53.7	+33.9
1945	36.4	73.6	+37.2
	14.4	34.8	

Average Differential +20.4 % (1)

Year	Common Stocks	Small Co. Stocks	Small vs. Common
1958	43.4 %	64.9 %	21.5 %
1959	12.0	16.4	4.4
1960	0.5	-3.3	-3.8
1961	26.9	32.1	5.2
1962	-8.7	-11.9	-3.2
1963	22.8	23.6	0.8
1964	16.5	23.5	7.0
1965	12.5	41.8	29.3
1966	-10.1	-7.0	3.1
1967	24.0	83.6	59.6
1968	11.1	36.0	24.9
	13.7	27.2	

Average Differential +13.5 %

Year	Common Stocks	Small Co. Stocks	Small vs. Common
1974	-26.5 %	-19.9 %	6.6 %
1975	37.2	52.8	15.6
1976	23.8	57.4	33.6
1977	-7.2	25.4	32.6
1978	6.6	23.5	16.9
1979	18.4	43.5	25.1
1980	32.4	39.9	7.5
1981	-4.9	13.9	18.8
1982	21.4	28.0	6.6
1983	22.5	39.7	17.2
	12.4	30.4	

Average Differential +18.0 %

Year	Common Stocks	Small Co. Stocks	Small vs. Common
1991	30.5 %	44.6 %	14.1 %
1992	7.7	23.4	15.7
1993	10.0	21.0	11.0
1994	1.3	3.1	1.8
	12.3	23.0	

Average Differential +10.7 %

Year	Common Stocks	Small Co. Stocks	Small vs. Common
1999	21.0 %	29.8 %	8.8 %
2000	-9.1	-3.6	5.5
2001	-11.9	22.8	34.7
2002	-22.1	-13.3	8.8
2003	28.7	60.7	32.0
2004	10.9	18.4	7.5
2005	4.9	5.7	0.8
2006	15.8	16.2	0.4
	4.8	12.1	
2007	5.5	-5.2	-10.7

Average Differential +12.3 %

Note (1) Excluding 1933, the average was +15.1% per year.

What If the First Year In Small Cap Markets Is Missed?

	1932–1945	1958–1968	1974–1983	1991–1994	1999–2006
Average Differential	+21.7 % (2)	+12.7 %	+19.3 %	+9.5 %	+12.8 %

Note (2) Excluding 1933, the average was +16.1% per year.

Source: Ibbotson Associates, Inc. and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/07

Exhibit E

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return		Year 2005 Rank	Year 2006 Return		Year 2006 Rank	Year 2007 Return		Year 2007 Rank	4Q 2007 Return		4Q 2007 Rank	December 2007 Return		December 2007 Rank
NON-ENERGY MINERALS	**1.5**	**17.7**	*	**4**	**26.8**	*	**2**	**25.6**	*	**3**	**-1.9**	*	**9**	**0.9**	*	**7**
PRODUCER MANUFACTURING	9.0	4.5		9	16.6	*	9	16.9	*	7	-3.9		10	0.0	*	10
ELECTRONIC TECHNOLOGY	9.7	2.3		13	8.6		15	14.4	*	9	-5.1		11	0.5	*	9
CONSUMER DURABLES	1.4	-8.9		18	4.9		17	-15.4		17	-8.9		17	-2.2		12
ENERGY MINERALS	**8.9**	**30.8**	*	**3**	**24.0**	*	**4**	**32.7**	*	**2**	**6.6**	*	**2**	**7.9**	*	**1**
PROCESS INDUSTRIES	**2.9**	**-2.3**		**15**	**18.3**	*	**7**	**25.5**	*	**4**	**4.1**	*	**5**	**3.8**	*	**3**
HEALTH TECHNOLOGY	9.4	2.3		12	9.4		13	5.9	*	12	-1.5	*	8	-3.6		15
CONSUMER NON-DURABLES	7.1	5.9		8	17.8	*	8	13.8	*	10	2.2	*	6	-2.0		11
INDUSTRIAL SERVICES	**3.3**	**38.9**	*	**1**	**11.6**		**11**	**36.5**	*	**1**	**-0.2**	*	**7**	**4.7**	*	**2**
COMMERCIAL SERVICES	1.6	4.0		10	14.8		10	-12.0		16	-7.2		14	-2.9		13
TECHNOLOGY SERVICES	**6.2**	**2.2**		**14**	**10.9**		**12**	**18.0**	*	**5**	**7.8**	*	**1**	**2.5**	*	**4**
HEALTH SERVICES	2.6	32.0	*	2	-0.6		18	15.7	*	8	5.3	*	4	1.9	*	6
CONSUMER SERVICES	4.8	-8.1		17	24.7	*	3	-6.9		14	-8.5		16	-4.0		16
RETAIL TRADE	4.7	2.5		11	6.5		16	-8.4		15	-8.1		15	-3.4		14
TRANSPORTATION	1.7	10.9	*	6	9.2		14	-1.1		13	-5.7		12	-4.4		17
UTILITIES	4.2	15.1	*	5	21.6	*	5	17.1	*	6	6.3	*	3	0.6	*	8
FINANCE	17.6	6.3	*	7	19.7	*	6	-17.5		18	-12.8		18	-4.6		18
COMMUNICATIONS	3.3	-2.3		16	36.4	*	1	9.6	*	11	-6.5		13	2.4	*	5
UNIVERSE (RUSSELL 3000)	100.0	6.2			15.7			5.2			-3.3			-0.6		
Groups Outperforming (cap weighted) to Total Groups		7/18			9/18			12/18			9/18			10/18		

* Group Outperformed

Source: FactSet Research Systems

Exhibit F

■ Sit Investment Associates ■

NASDAQ Composite Index
2007 Performance of Top 10 Stocks
(Through December 31, 2007)

Symbol	Issue	Percent of Index	Market Value ($ MIL.)	Closing Price 12/31/2007	First Call C2007 P/E	First Call C2008 P/E	I/B/E/S 5YR EPS Growth Rate	2007 Total Return	Percentage Point Contribution
MSFT	MICROSOFT CORP	7.8%	$333,038.0	$35.60	19.9x	18.6x	12.5%	19.2%	1.4%
GOOG	GOOGLE INC	5.1	215,711.2	691.48	44.4	33.5	34.4	50.2	1.7
AAPL	APPLE INC	4.1	172,790.9	198.08	45.3	37.1	22.0	133.5	2.4
CSCO	CISCO SYSTEMS INC	3.9	164,639.1	27.07	18.3	16.0	14.4	-1.0	0.0
INTC	INTEL CORP	3.7	155,614.4	26.66	22.1	17.6	17.7	31.7	0.9
ORCL	ORACLE CORP	2.7	115,541.9	22.58	19.6	16.8x	14.8	31.7	0.7
QCOM	QUALCOMM INC	1.5	64,770.1	39.35	18.6	18.2	21.2	4.1	0.1
RIMM	RESEARCH IN MOTION LTD	1.5	63,483.6	113.40	60.6	36.2	25.0	166.2	1.0
CMCSA	COMCAST CORP	1.3	56,116.1	18.26	25.2	19.8	19.5	-35.3	-0.8
DELL	DELL INC	1.3	54,828.9	24.51	18.0	15.2	13.1	-2.3	0.0
	AVERAGE				29.2	22.9	19.5	39.8	
TOTAL		32.8							7.2
NASDAQ COMPOSITE % RETURN								9.8	

G:\Support\Exhibits\E-12/07

Exhibit G

■ Sit Investment Associates ■

The United States Ranked 27th Out of 33 World Equity Markets Year-to-Date Through December 31, 2007

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 12/31/07	Change from 12/31/2006 points	Change from 12/31/2006 percent	12/31/2007 Country Rank
Australia	500.10	99.54	24.85%	15
Austria	469.46	4.30	0.92%	30
Belgium	449.48	21.94	5.13%	24
Brazil	1826.35	759.05	71.12%	1
Canada	541.71	115.98	27.24%	13
Chile	484.00	90.32	22.94%	16
Denmark	607.52	101.82	20.13%	17
Finland	1691.70	485.07	40.20%	5
France	406.94	41.21	11.27%	21
Germany	398.19	95.39	31.50%	9
Greece	381.50	86.26	29.22%	11
Hong Kong	546.49	168.52	44.58%	2
Indonesia	179.43	51.47	40.22%	4
Ireland	532.05	-139.91	-20.82%	33
Italy	286.20	5.57	1.98%	28
Japan	108.94	-6.82	-5.89%	32
Malaysia	229.71	70.83	44.58%	3
Mexico	555.82	54.83	10.94%	22
Netherlands	448.92	47.08	11.72%	20
New Zealand	261.90	2.41	0.93%	29
Norway	521.31	118.95	29.56%	10
Philippines	218.92	59.00	36.90%	7
Portugal	338.31	67.94	25.13%	14
Singapore	318.97	69.61	27.91%	12
South Africa	359.46	40.18	12.58%	19
South Korea	322.13	80.96	33.57%	8
Spain	497.01	74.93	17.75%	18
Sweden	526.68	-15.94	-2.94%	31
Switzerland	606.25	28.70	4.97%	25
Taiwan	165.93	9.80	6.28%	23
Thailand	112.92	31.59	38.84%	6
United Kingdom	290.11	11.80	4.24%	26
United States	357.48	14.23	4.15%	27 ←
COMPOSITE INDICES				
Latin America	804.38	244.20	43.59%	
Western Europe	385.74	36.02	10.30%	
Asia/Pacific	158.10	11.94	8.17%	
World (ex U.S.)	271.84	28.79	11.85%	

Source: FactSet Research Systems, January 2, 2008

Exhibit H

■ Sit Investment Associates ■

INVESTMENT OUTLOOK & STRATEGY

JANUARY 10, 2007

EXECUTIVE SUMMARY

Calendar 2006 turned out to be a surprisingly strong period for U.S. equity investments despite a humble beginning. Relatively stable economic growth and interest rates, increased prospects for Federal Reserve easing, a sharp drop in the price of oil and stronger-than-expected profit growth were among the factors contributing to the turnaround in fortunes in the second half of the year. We are forecasting slightly lower U.S. real GDP growth in 2007 of +2.8 percent versus +3.3 percent in 2006. The Federal Reserve appears likely to begin reducing interest rates in the second half of the year and fixed income portfolios have been moved from a defensive position to a neutral position relative to their benchmarks to take advantage of the eventual decline in short-term rates and a steepening yield curve. The shift in political balance resulting from the November midterm elections is being closely monitored for potential impacts on key industries including health care and energy. Given the strength in corporate profits in 2006, U.S. equity market price-earnings ratios were lower at the end of 2006 than they were 12 months prior, increasing the attractiveness of common stocks, in general. Principal industry overweightings as the year begins are in technology (both hardware and services) and health care. Largest underweights are in consumer durables, commercial services and finance. After outperforming large capitalization companies for eight straight years, small cap stocks may well rest in 2007, but their valuations remain attractive in view of their stronger earnings growth prospects.

Exhibit I

■ Sit Investment Associates ■

BCA Indicator Suggests 30 Percent Probability Of A 2008 Recession



Probability Of A U.S. Recession
Ann% Chg
REAL GDP
6
4
2
0
-2
%
PROBABILITY OF A RECESSION*
100
80
60
40
20
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005

*BASED ON THE PERCENTAGE OF THE FOLLOWING ECONOMIC AND FINANCIAL VARIABLES WHICH ARE BEHAVING AS THEY HAVE DURING PAST RECESSIONS: THE YIELD CURVE, REAL PERSONAL CONSUMPTION, REAL CAPEX, NON-FARM PAYROLLS, ISM COMPOSITE INDEX, THE FED FUNDS RATE AND EQUITY/BOND PERFORMANCE.
NOTE: SHADED AREAS REPRESENT NBER DESIGNATED PERIODS OF RECESSION.

Source: The Bank Credit Analyst, January 2008

Exhibit J

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007
Personal Consumption Expend.	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%	3.0%
Non-Residential Fixed Invest.	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1	5.1
Residential Investment	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5	-16.5
Inventory Change [2]	++	++	++	--	--	-	--	++	++	--	--	--	--
Net Exports[3]	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4	15.9
Exports	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1	10.3
Imports	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0	1.7
Government Spending	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9	2.7
TOTAL REAL GDP	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9%	2.8%
Memo													
Total GDP Less Housing and Autos	3.1	3.0	3.1	2.8	3.0	3.2	3.5	4.0	3.5	3.4	2.5	2.9	4.0
Pers. Cons. Exp. Plus Res. Invs.	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6	1.7
After-tax Corporate Profits	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3	2.1

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 20, 2007

Exhibit K

■ Sit Investment Associates ■

Rising Unemployment Rate Appears Top Be Tracking On A Path That Led to 9 Prior Recessions

Downward Trend in Payrolls Continues


Thousands
Thousands
400
300
200
100
0
-100
Change in Nonfarm Payrolls
Total
Service-Providing Industries
Goods-Producing Industries
Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct
2005
2006
2007

Source: Department of Labor

Unemployment Rate Increasing at Similar Pace to Past Recessions


Change from trough (pp)
Change from trough (pp)
4
3
2
1
0
-1
Unemployment Rate:
Historical Range
Historical Median
Current Situation
-6 -3 0 3 6 9 12 15
Months Relative to Trough

Source: Department of Labor

Source: Goldman Sachs Economic Research, January 4, 2008

Exhibit L

■ Sit Investment Associates ■

ISI Model Projects Slowdown In Employment Growth To +0.5 Percent, But Not a Recession



U.S. PAYROLL EMPLOYMENT Y/Y %
5
4
3
2
1
0
-1
-2
-3
82
84
86
88
90
92
94
96
98
00
02
04
06
08
Actual 2007:4Q 1.0%
Forecast 2008:4Q 0.6%
The model did a good job the last two recessions.

Source: International Strategy & Investment, January 7, 2008

G:\Support\Exhibits\E-12/07

Exhibit M

■ Sit Investment Associates ■

ISM Manufacturing Index Reading Below 50 Doesn't Always Lead To Recession

ISM Manufacturing



ISM Manufacturing
ISM dropped below 50, but economy did not enter a recession
65
60
55
50
45
40
88
90
92
94
96
98
00
02
04
06
08

Source: Institute of Supply Management; FactSet Research Systems; Bear, Stearns & Co. Inc.

Source: Bear, Stearns & Co., Inc., January 4, 2008

G:\Support\Exhibits\E-12/07

Exhibit N

■ Sit Investment Associates ■

Thus Far, Strength In U.S. Exports Has Helped Offset Housing Weakness



U.S. Exports Grow Rapidly While Imports Stagnate
+15%
+10
+ 5
0
– 5
–10
–15
RECESSION
EXPORTS
IMPORTS
Year-over-year change in three-month moving averages of total real exports and imports, adjusted for inflation.
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Sources: The New York Times, December 15, 2007

Exhibit O

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2004			2005			2006			2007		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	84.38	-14.6%	-18.4%	81.05	-4.0%	-12.4%	84.29	4.0%	-3.2%	82.37	-2.3%	1.0%
February	84.95	-13.1	-19.4	81.81	-3.7	-11.2	85.05	4.0	2.2	82.07	-3.5	2.2
March	86.45	-10.9	-12.6	80.86	-6.5	-12.3	85.01	5.1	3.1	81.23	-4.4	-0.9
April	87.44	-9.5	-3.0	82.20	-6.0	-4.8	83.88	2.0	-2.6	79.87	-4.8	-6.0
May	88.99	-3.4	1.2	83.33	-6.4	5.8	80.63	-3.2	-13.4	79.20	-1.8	-5.6
June	87.55	-3.8	3.1	84.88	-3.1	11.9	81.51	-4.0	-9.7	78.93	-3.2	-4.8
July	86.42	-7.0	4.8	85.64	-0.9	11.3	81.94	-4.3	-5.6	77.51	-5.4	-11.8
August	86.66	-7.9	4.0	84.12	-2.9	5.6	81.18	-3.5	-9.1	77.51	-4.5	-11.1
September	86.17	-6.6	-0.6	83.71	-2.9	7.0	81.59	-2.5	-8.0	75.91	-7.0	-13.1
October	84.22	-5.1	-7.4	84.98	0.9	6.8	82.36	-3.1	-3.6	73.93	-10.2	-14.9
November	80.99	-8.5	-18.0	86.41	6.7	7.4	81.48	-5.7	2.1	72.20	-11.4	-17.7
December	80.10	-7.1	-17.0	85.65	6.9	1.8	80.89	-5.6	-1.5	73.69	-8.9	-13.3
Average	85.36	-8.2		83.72	-1.9		82.48	-1.5		77.87	-5.6	

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 12/31/07): Euro Area: +10.7% Canada: +17.9% Japan: +6.5% U.K.: +1.3% Switzerland: +7.6% Australia: +11.3% Sweden: +5.8%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciation calculations are based on month-end data.

Source: Federal Reserve Board

Exhibit P

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	4.9	1.5	2.0	2.5	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	8.8	-29.4	-9.8	1.5	-5.2	30.7	-2.6
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	4.1	3.8	2.4	2.9	2.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.8	4.9	5.0	5.0	4.9
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.5	7.0	6.6	6.3	6.3
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.4	3.4	3.5	3.7	3.8
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.3	4.1	4.3	4.5	4.7

Source: Sit Investment Associates, Inc., January 10, 2008

Exhibit Q

■ Sit Investment Associates ■

The Inflation-Adjusted Federal Funds Rate Typically Goes to Zero Or Below In Recessions

More Downside In U.S. Interest Rates


%
REAL FED FUNDS TARGET RATE*
8
4
0
-4
© BCA Research 2008
1970
1975
1980
1985
1990
1995
2000
2005

*DEFLATED BY THE CORE CONSUMER PRICE INDEX
NOTE: SHADED AREAS CORRESPOND TO NBER-DESIGNATED PERIODS OF RECESSION

Sources: The Bank Credit Analyst, January 2008

Exhibit R

■ Sit Investment Associates ■

<u>Federal Reserve Cuts Federal Funds Rate a Third Time, But Other Options Remain</u>

Just A Trim

Fed funds target rate



7%
6
5
4
3
2
1
'00 '01 '02 '03 '04 '05 '06 '07
Dec. 11: 4.25%

Source: Federal Reserve

The Fed's Arsenal

Ways the Federal Reserve lends money to financial institutions

	Open market operations	Discount window	Term auction facility
Rate	Close to Fed funds rate (now 4.25%)	Discount rate (now 4.75%)	Probably between the expected funds rate (now 4.16%) and discount rate
			
Who can borrow	Major bond dealers	Banks	Banks
Type of collateral	Treasurys; bonds issued by, or mortgage-backed securities guaranteed by, Fannie Mae, Freddie Mac and Ginnie Mae	Any unimpaired assets, including subprime mortgages and CDOs	Same as discount window
Frequency	Daily	As needed	Twice in December, twice in January
Amount lent	$46.5 billion (as of Dec. 5)	$2.1 billion (as of Dec. 5)	Up to $40 billion in December, more in January
Term	1-14 days	Up to 30 days, renewable	28 days, 30 days

6.50% Federal-funds rate target
6.00
5.50
5.00
4.50
4.00
2007

6.50% Discount rate
6.00
5.50
5.00
4.50
4.00
2007

6.50% Overnight indexed swap (OIS) rate
6.00
5.50
5.00
4.50
4.00
2007

Source: Federal Reserve; charts: Federal Reserve via WSJ Market Data Group (target, discount rate); Wrightson ICAP (OIS)

Sources: Investor's Business Daily, December 12, 2007 and the Wall Street Journal, December 13, 2007

Exhibit S

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31, 2007

Risk Level/ Representative Issue	Interest Rate Forecast	6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy. Present YTM 3.06%	Pessimistic	3.75%	0.2%	4.00%	1.3%	5.00%	1.9%
	Most Likely	3.00	1.6	3.50	2.2	4.50	2.2
	Optimistic	2.25	3.1	3.00	3.2	3.00	3.1
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy. Present 3.44%	Pessimistic	4.25	-1.9	4.50	-1.2	5.50	0.6
	Most Likely	3.25	2.6	3.75	2.1	4.75	1.6
	Optimistic	3.00	3.7	3.25	4.3	3.50	3.4
MEDIUM RISK							
10 yr. Constant Mat. Tsy. Present 4.03%	Pessimistic	4.50	-1.7	5.12	-4.4	6.00	-0.7
	Most Likely	4.00	2.3	4.50	0.3	5.25	1.1
	Optimistic	3.50	6.5	4.00	4.3	4.00	4.1
HIGH RISK							
30 yr. Constant Mat. Tsy. Present YTM 4.45%	Pessimistic	5.00	-6.3	5.50	-10.8	6.50	-4.5
	Most Likely	4.75	-2.5	5.00	-4.0	5.50	-0.4
	Optimistic	4.12	7.9	4.12	10.2	4.50	4.2

E-12/07
pp-101.doc

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/07

Exhibit T

■ Sit Investment Associates ■

2008 Federal Budget Deficit Trends Compared to 2007

	Receipts			Outlays			Surplus/Deficit		
	FY2007	FY2008	Diff	FY2007	FY2008	Diff	FY2007	FY2008	Diff
October	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)
November	145.9	151.1	5.2	218.9	249.3	30.4	(73.0)	(98.2)	(25.2)
December	260.0			218.0			42.0		
January	260.6			222.4			38.2		
February	120.3			240.3			(120.0)		
March	166.5			262.8			(96.3)		
April	383.6			206.0			177.7		
May	164.2			231.9			(67.7)		
June	276.5			249.0			27.5		
July	170.4			206.9			(36.4)		
August	166.5			283.5			(117.0)		
September	285.4			173.8			111.6		
FY To Date (2 Months)	$313.6	$329.2	$15.7	$435.9	$483.0	$47.1	$(122.4)	$(153.8)	$(31.4)

Source: Treasury Bulletin

G:\Support\Exhibits\E-12/07

Exhibit U

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples



Data through Decmber 31, 2007
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr% Change in CPI
P/E
Standard Deviation
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2008 est. operating EPS of $90.00

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

Exhibit V

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield



Data through December 31, 2007
16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield
10 Year Treas. Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

Exhibit W

■ Sit Investment Associates ■

Trend of BCA's Cyclical Macro Indicators Supports Positive View For Growth Stocks

Favor Growth Over Value



S&P 500 CITIGROUP GROWTH/VALUE
1.6
1.4
1.2
1.0
BCA RELATIVE VALUATION: GROWTH MINUS VALUE* (LS)
CYCLICAL MACRO INDICATORS: GROWTH/VALUE* (RS)
.6
.4
.2
0
-.2
1.12
1.06
1.00
© BCA Research 2008
1994
1996
1998
2000
2002
2004
2006
2008

*SECTOR-WEIGHTED COMPOSITE, BASED ON SECTOR WEIGHTINGS IN THE S&P CITIGROUP GROWTH & VALUE INDEXES

Source: The Bank Credit Analyst, January 2008

Exhibit X

■ Sit Investment Associates ■

SIA Domestic Growth Equity Weightings Strategies Vs. Benchmarks
Data as of December 31, 2007

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	**% IBES LTGR**	**S&P500 Weight**	**SIA Weight + / -**	**% IBES LTGR**	**S&P Midcap Weight**	**SIA Weight + / -**	**% IBES LTGR**	**Russell 2000 Weight**	**SIA Weight + / -**
Non-Energy Mineral	12.5	1.3	0	11.5	2.7	0	12.1	2.4	0
Producer Manufacturing	13.7	9.3	0	13.4	10.2	0	15.0	8.6	0
Electronic Technology	15.8	10.0	+	15.0	7.0	++	18.3	9.5	+
Consumer Durables	10.7	1.2	-	11.0	3.4	0	12.0	3.1	-
Energy Minerals	12.0	9.9	0	14.2	5.3	++	15.0	3.3	++
Process Industries	11.2	2.4	+	10.7	5.5	-	12.0	4.3	-
Health Technology	13.3	9.5	+	17.6	8.4	++	24.9	10.8	++
Consumer Non-Durables	9.8	8.0	-	12.6	3.0	-	13.8	3.3	-
Industrial Services	15.8	2.8	+	14.5	6.3	+	15.3	3.8	++
Commercial Services	12.0	1.0	-	15.0	4.2	--	16.0	5.1	-
Technology Services	14.6	6.1	+	15.3	5.7	++	19.7	7.5	+
Health Services	14.7	2.5	0	15.5	4.7	0	17.6	3.4	+
Consumer Services	13.3	4.3	0	13.5	4.2	0	16.5	5.5	-
Retail Trade	12.8	4.8	-	14.6	6.2	-	15.2	3.7	-
Transportation	14.7	1.8	0	10.2	1.1	0	13.7	1.9	-
Utilities	8.4	4.0	-	6.5	7.8	--	7.7	3.2	-
Finance	10.3	17.4	--	9.0	13.7	--	10.0	19.1	--
Communications	6.8	3.6	+	14.8	0.7	+	14.0	1.6	+
BENCHMARK AVG/TOTAL	12.1	100.0		12.7	100.0		15.0	100.0	

Source: USA Today, January 9, 2008

Exhibit Y

■ Sit Investment Associates ■

Equity Characteristics
December 31, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+23.4%	+32.7%	+31.3%	+12.6%	+23.6%	-6.1%	-0.3%
2008 Projected Gain	+18.3%	+22.7%	+22.0%	+12.7%	+17.0%	+4.6%	+2.9%
5-Year Projected Growth	+14.4%	+16.4%	+16.0%	+11.0%	+14.2%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.1%	+0.4%	+0.3%	+2.6%	+1.3%	+1.9%	+1.9%
Total Fund	+1.3%	+0.5%	+0.5%	+2.6%	+1.3%	+1.9%	+1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+16.8%	+16.3%	+13.6%	+15.5%	+9.9%	+9.9%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	22.7x	30.2x	30.6x	17.2x	22.6x	19.2x	16.8x
2008 Calendar P/E	19.0x	23.2x	23.7x	15.2x	18.9x	18.4x	16.3x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	19.6x	22.4x	23.5x	17.0x	18.5x	N/A	16.8x
2008 Calendar P/E	16.7x	18.7x	20.6x	15.1x	15.9x	N/A	14.9x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.6x	1.8x	1.9x	1.6x	1.6x	2.4x	2.1x
2008 Calendar PEG	1.3x	1.4x	1.5x	1.4x	1.3x	2.3x	2.0x
Wtd Avg Mkt Cap ($ Million)	$85,186	$16,153	$3,587	$84,584	$78,654	$107,750	$107,750

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates, Inc.